                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated July 12, 2004

                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)

                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                           Form 20-F [x] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [x]

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/07/12

                            Chunghwa Telecom Co., Ltd.


                        By: /s/  Hank H. C. Wang
                            -----------------------------------
                        Name: Hank H. C. Wang
                        Title: Senior Managing Director
                               Finance Department

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                                     Exhibit

Exhibit   Description
-------   -----------
   1 Announcement on 2004/06/09 : Chunghwa Telecom revenue experienced stable growth in May 2004.

   2 Announcement on 2004/06/11 : Alternative mobile operators plan to co-sue Chunghwa Telecom for compensation, but they should seek resolution from CT2 operators.

   3 Announcement on 2004/06/25 : To Announce Important Resolutions of Chunghwa Telecom Shareholders' Meeting for the year 2004.

   4 Announcement on 2004/06/25 : The board meeting approved the transfer of Executive VP, Mr. Jui-Hsiung Chen and five others.

   5 Announcement on 2004/07/07 : Related information regarding the purchasing of Bond Fund.

   6 Announcement on 2004/07/08 : Related information regarding the purchasing of Bond Fund.

   7 Announcement on 2004/07/09 : Related information regarding the purchasing of Bond Fund.

   8      Announcement on 2004/07/12 : June 2004 sales

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                                                                       EXHIBIT 1

Chunghwa Telecom revenue experienced stable growth in May 2004.

Date of events: 2004/06/09

Contents:

1.   Date of occurrence of the event: 2004/06/09
2. Cause of occurrence: Chunghwa Telecom's revenue for May 2004 was NT$15.2 billion, representing 2% growth compared to comparable period last year. Accumulated revenue for the first five months of 2004 was 3.6% more than that of the comparable period last year. Till the end of May, Chunghwa Telecom accumulated net income of NT$21.5 billion, and EPS of NT$2.23.
3.   Countermeasures: None.
4.   Any other matters that need to be specified: None.

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                                                                       EXHIBIT 2

Alternative mobile operators plan to co-sue Chunghwa Telecom for compensation, but they should seek resolution from CT2 operators.

Date of events: 2004/06/11

Contents:

1.   Name of the reporting media: Economics daily
2.   Date of the report: 2004/06/11
3. Content of the report: Alternative mobile operators plan to co-sue Chunghwa Telecom for compensation
4.   Summary of the information provided by investors: None
5. Company's explanation of the reportage or provided information: Chunghwa Telecom announced that the Company has stated its position regarding a local report in which a dispute, brought about by alternative mobile operators against the Company, was mentioned. The report contained information that suggested Chunghwa Telecom illegally forwarded calls of CT2 operators.
     CT2 operators and alternative mobile operators, failing to build the direct links between their networks, asked the Company to transfer their traffic. Therefore, the traffic-transfer articles are written respectively on Chunghwa Telecom-CT2 operators interconnect agreement and Chunghwa Telecom-private mobile operators interconnect agreement. In the meantime, CT2 operators and private mobile operators should negotiate and sign an agreement to solve the relative settlement issue according to the network interconnect regulation,. Some private mobile operators had completed the agreement with CT2 operator SingGer. But for some reasons, none of private mobile operators had successfully made an agreement with CT2 operator SurnKwang, thus brought to the afterward settlement disputes between the alternative mobile operators and CT2 operators.
     The private mobile operators could not solve the settlement disputes with CT2 operators, therefore, they ask Chunghwa Telecom to stop the traffic transfer. However, according to the Telecommunication Act and the agreements, Chunghwa Telecom could not discontinue the transmission. The alternative mobile operators had appealed to Directorate General of Telecommunication (DGT) about the settlement disputes with CT2 operators. DGT asked Chunghwa Telecom last September to transfer only the CT2 traffic excluding any non-CT2 traffic. But it is technically difficult to differentiate these two kinds of traffic on line. Ultimately, Chunghwa Telecom stopped the transfer under DGT's permission. According to the agreement, the Company is not obligated to collect airtime charge from CT2 operators on behalf of those mobile operators. It is the Company's opinion that those alternative mobile operators should seek a resolution with the CT2 operators directly.
6.   Countermeasures: None
7.   Any other matters that need to be specified: None

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                                                                       EXHIBIT 3

To Announce Important Resolutions of Chunghwa Telecom Shareholders' Meeting for the year 2004.

Date of events: 2004/06/25

Contents:

1.   Date of the shareholders' meeting: 2004/06/25
2.   Important resolutions:
     (1)  Recognizing the Company's final statements for the year 2004.
     (2) Recognizing the Company's net income distribution proposal for the year 2004. The dividend for every share is NT$4.5 in cash .
     (3) Approving the Company's draft Process for Acquisition and Disposal of Assets.
     (4) Approving the amendment of Articles 2 and 22 of the Company's Articles of Incorporation.
     (5) Approving the amendment of the Company's Process for Endorsements and Guarantees.
     (6) Approving the amendment of the Company's Rules of Procedure for Shareholders' Meetings.
     (7) Approving the election of the Company's 4th term directors and supervisors. There were total 15 directors and 4 supervisors being elected for a term of three years, effective from 2004/06/25 to 2007/06/24.
     (8) The list of directors elect who are authorized representatives of the juridical person, MOTC includes: Tan Ho Chen, Shyue-Ching Lu, Oliver F.L. Yu, Yu-Huei Jea, Chiu-Kuei Huang, Yen-Pin Wang, Jeng-Tsuen Liaw, Chien-Cheng Lin, Lo-Ming Chung, Shih-Peng Tsai, Yauh-Hong Lin and Yi-Mau Lin. The three independent directors elect are: Jing-Twen Chen, Joyce H.Y. Jen and Zse-Hong Tsai. The list of supervisors elect includs: Judy Fu-meei Ju, Yu-Hsien Lin, Yeong-Chwan Hwang and Ming-Daw Chang. All the above are also authorized representatives of the juridical person, MOTC.
3.   Endorsement of the annual financial statements (indicate "yes" or "no"):
     yes
4.   Any other matters that need to be specified: Nil.

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                                                                       EXHIBIT 4

The board meeting approved the transfer of Executive VP, Mr. Jui-Hsiung Chen and five others.

Date of events: 2004/06/25

Contents:

1.   Date of occurrence of the event: 2004/06/25
2. Cause of occurrence: Mr. Jui-Hsiung Chen is appointed as Executive Vice President. Mr. Chun-Ming Hsieh is appointed as Executive VP & President of Central Taiwan Business Group. Mr. Chin-Yi Yue is appointed as Senior Vice President. Mr. Shiao-Tung Chiang is appointed as Executive VP & President of Mobile Business Group. Mr. Cheng-Tsun Chiang is appointed as Executive VP & President of International Business Group. Mr. Tien-Ying Lin is appointed as Executive VP & President of Southern Taiwan Business Group.
3.   Countermeasures: None.
4.   Any other matters that need to be specified: None.

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                                                                       EXHIBIT 5

Related information regarding the purchasing of Bond Fund.

Date of events: 2004/07/07

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
     INVESCO ROC Bond Fund
2.   Date of occurrence of the event: 2004/07/07
3. Volume, unit price, and total monetary amount of the transaction: volume-34,715,230.96; Unit price-NT$14.4029; Total transaction price-NT$500,000,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A
7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):
     N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Net value; Net value; Finance department
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
     34,715,230.96 Unit; NT$500,000,000; 1.58%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.11%; 0.12%; NT$7,759,419,000
13.  Broker and broker's fee: None
14. Concrete purpose or use of the acquisition or disposition: Short-term investment
15. Net worth per share of company underlying securities acquired or disposed of: NT$14.4029
16.  Do the directors have any objection to the present transaction?: None
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A
18.  Any other matters that need to be specified: None

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                                                                       EXHIBIT 6

Related information regarding the purchasing of Bond Fund.

Date of events: 2004/07/08

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): JF(Taiwan) Taiwan BOND FUND
2.   Date of occurrence of the event: 2004/07/08
3.   Volume, unit price, and total monetary amount of the transaction:
     33,865,472.8 Units; NT$14.7643; NT$500,000,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A
7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):
     N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
     33,865,472.8 Units; NT$500,000,000; 1.76%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.32%; 0.37%; NT$7,759,419,000
13.  Broker and broker's fee: None
14. Concrete purpose or use of the acquisition or disposition: Short-term investment
15. Net worth per share of company underlying securities acquired or disposed of: NT$14.7643
16.  Do the directors have any objection to the present transaction?: None
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
18.  Any other matters that need to be specified: None

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                                                                       EXHIBIT 7

Related information regarding the purchasing of Bond Fund.

Date of events: 2004/07/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): ABN AMRO SELECT BOND FUND
2.   Date of occurrence of the event: 2004/07/09
3.   Volume, unit price, and total monetary amount of the transaction:
     45,616,275.89 Units; NT$10.9610; NT$500,000,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
     ABN-AMRO Asset Management Taiwan Ltd.; None
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A
7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):
     N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
     45,616,275.89 Units; NT$500,000,000; 2.53%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.43%; 0.49%; NT$7,759,419,000
13.  Broker and broker's fee: None
14. Concrete purpose or use of the acquisition or disposition: Short-term investment
15. Net worth per share of company underlying securities acquired or disposed of: NT$10.9610
16.  Do the directors have any objection to the present transaction?: None
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
18.  Any other matters that need to be specified: None

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                                                                       EXHIBIT 8

                                Chunghwa Telecom

                                  June 12, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2004

1) Sales volume (NT$ Thousand)

------------------------------------------------------------------------
 Period         Items           2004          2003       Changes      %
------------------------------------------------------------------------
June       Invoice amount    17,819,250    17,201,485     617,765   3.59%
------------------------------------------------------------------------
Jan-June   Invoice amount   104,703,878   103,388,065   1,315,813   1.27%
------------------------------------------------------------------------
June       Net sales         15,322,869    15,093,292     229,577   1.52%
------------------------------------------------------------------------
Jan-June   Net sales         90,816,902    87,994,458   2,822,444   3.21%
------------------------------------------------------------------------

b    Trading purpose: None